Exhibit 99.1

AKARI THERAPEUTICS, PLC

Quarterly Report For the Period Ended September 30, 2017

TABLE OF CONTENTS

Condensed Consolidated Financial Statements

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2017 and December 31, 2016

(in U.S. Dollars, except share data)

	September 30, 2017	December 31, 2016
	(Unaudited)
Assets

Current Assets:
Cash and cash equivalents	$20,973,940	$34,098,812
Short-term investments	-	10,021,963
Prepaid expenses and other current assets	1,220,458	1,513,006
Total Current Assets	22,194,398	45,633,781

Restricted cash	142,218	142,168
Property and equipment, net	64,641	58,364
Patent acquisition costs, net	26,200	39,365
Total Assets	$22,427,457	$45,873,678

Liabilities and Shareholders’ Equity

Current Liabilities:
Accounts payable	$1,942,865	$2,214,313
Accrued expenses	736,540	1,837,647
Liabilities related to options and warrants	6,652,803	7,662,808
Total Current Liabilities	9,332,208	11,714,768

Other long-term liability	53,095	56,360
Total liabilities	9,385,303	11,771,128

Commitments and Contingencies

Shareholders’ Equity:
Share capital of GBP .01 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 1,177,693,393 at September 30, 2017 and 1,177,693,383 at December 31, 2016	18,340,894	18,340,894
Additional paid-in capital	93,208,371	90,979,363
Accumulated other comprehensive loss	(288,399)	(280,097)
Accumulated deficit	(98,218,712)	(74,937,610)
Total Shareholders’ Equity	13,042,154	34,102,550
Total Liabilities and Shareholders’ Equity	$22,427,457	$45,873,678

See notes to condensed consolidated financial statements.

2

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three and Nine Months Ended September 30, 2017 and September 30, 2016

(in U.S. Dollars)

	Three Months Ended		Nine Months Ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Operating Expenses:
Research and development costs	$6,382,542	$3,793,834	$16,167,426	$10,736,482
General and administrative expenses	2,158,656	2,227,625	8,006,097	6,656,854
Total Operating Expenses	8,541,198	6,021,459	24,173,523	17,393,336
Loss from Operations	(8,541,198)	(6,021,459)	(24,173,523)	(17,393,336)

Other Income (Expense):
Interest income	46,906	49,686	124,357	97,797
Changes in fair value of option/warrant liabilities gain/(loss)	(1,657,783)	5,453,985	1,010,005	7,134,772
Foreign currency exchange gains/(losses)	(218,274)	102,737	(231,326)	344,377
Other expenses	(6,226)	(3,065)	(10,615)	(38,488)
Total Other Income (Expense)	(1,835,377)	5,603,343	892,421	7,538,458

Net Loss	(10,376,575)	(418,116)	(23,281,102)	(9,854,878)

Other Comprehensive Gain/(Loss):
Foreign Currency Translation Adjustment	85,428	(149,340)	(8,302)	(497,693)

Comprehensive Loss	$(10,291,147)	$(567,456)	$(23,289,404)	$(10,352,571)

Loss per common share (basic and diluted)	$(0.01)	$(0.00)	$(0.02)	$(0.01)

Weighted average common shares (basic and diluted)	1,177,693,393	1,177,693,383	1,177,693,386	1,177,693,383

See notes to condensed consolidated financial statements.

3

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY - UNAUDITED

As of and for the Nine Months Ended September 30, 2017

(in U.S. Dollars)

	Akari Therapeutics, Plc		Additional	Accumulated Other
	Share Capital		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Capital	Loss	Deficit	Total
Shareholders’ Equity, January 1, 2017	1,177,693,383	$18,340,894	$90,979,363	$(280,097)	$(74,937,610)	$34,102,550
Stock-based compensation	-	-	2,229,008	-	-	2,229,008
Issuance of ordinary shares upon conversion of deferred shares	10	-	-	-	-	-
Comprehensive Loss	-	-	-	(8,302)	(23,281,102)	(23,289,404)
Shareholders’ Equity, September 30, 2017	1,177,693,393	$18,340,894	$93,208,371	$(288,399)	$(98,218,712)	$13,042,154

See notes to condensed consolidated financial statements.

4

AKARI THERAPEUTICS, Plc

 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

For the Nine Months Ended September 30, 2017 and 2016

(in U.S. Dollars)

	Nine Months Ended
	September 30, 2017	September 30, 2016
Cash Flows from Operating Activities:
Net loss	$(23,281,102)	$(9,854,878)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	32,897	28,462
Stock-based compensation	2,229,008	2,645,480
Changes in fair value of the liability for options and warrants	(1,010,005)	(7,134,772)
Foreign currency exchange loss (gains)	33,463	(344,377)
Changes in operating assets and liabilities:
Increase in assets:
Prepaid expenses and other current assets	293,492	(457,864)
Increase (decrease) in liabilities:
Accounts payable and accrued expenses	(1,375,854)	(3,019,390)
Other liabilities	(3,265)	6,453
Total adjustments	199,736	(8,276,008)
Net Cash Used in Operating Activities	(23,081,366)	(18,130,886)

Cash Flows from Investing Activities:
Purchase of property and equipment	(36,885)	(47,980)
Purchase of short-term investments	-	(46,120,172)
Redemption of short-term investments	10,021,963	1,018,956
Net Cash Provided by (Used In) Investing Activities	9,985,078	(45,149,196)

Effect of Exchange Rates on Cash and Cash Equivalents	(28,584)	(114,576)

Net Decrease in Cash and Cash Equivalents	(13,124,872)	(63,394,658)
Cash and Cash Equivalents, beginning of period	34,098,812	68,919,995
Cash and Cash Equivalents, end of period	$20,973,940	$5,525,337

See notes to condensed consolidated financial statements.

5

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2017

(in U.S. Dollars)

NOTE 1 – Nature of Business

Akari Therapeutics, Plc, (the “Company” or “Akari”), is incorporated in the United Kingdom. The Company is a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases.

The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. Successful completion of the Company’s development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill its development activities and achieving a level of revenues adequate to support the Company’s cost structure. On October 20, 2017, the Company sold an aggregate of 3,480,000 ADSs representing 348,000,000 Ordinary Shares for gross proceeds of $17.4 million. There are no assurances that the Company will be able to obtain additional financing on favorable terms, or at all or successfully market its products.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation – The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).  Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These financial statements have been prepared on the same basis as the Company’s annual financial statements and, in the opinion of management, reflect all adjustments, including normal and recurring adjustments, which the Company considers necessary for the fair presentation of financial information. The results of operations and comprehensive gain/(loss) for the three and nine months ended September 30, 2017 and September 30, 2016, are not necessarily indicative of expected results for the full fiscal year or any other period. Certain prior period amounts have been reclassified to conform to the current period presentation.

Principles of Consolidation – The condensed consolidated financial statements include the accounts of the Company and Volution Immuno Pharmaceuticals SA, a private Swiss company, (“Volution”), its wholly-owned subsidiary.

All intercompany transactions have been eliminated.

Foreign Currency – The functional currency of the Company is U.S. dollars as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. Dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in foreign currency exchange gains/(losses).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that may affect the reported amounts of assets, liabilities, equity, revenue, expenses and related disclosure of contingent assets and liabilities. Management’s estimates and judgments include assumptions used in the evaluation of impairment and useful lives of intangible assets (patents), accrued liabilities, deferred income taxes, liabilities related to stock options and warrants, stock-based compensation and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

Fair Value Measurements – The carrying amounts of financial instruments, including cash and cash equivalents, short-term investments, restricted cash, accounts payable and accrued liabilities approximate fair value due to their short-term maturities.

The Company’s liabilities related to options and warrants relate to equity and debt financing rounds and options related to RPC Pharma Limited (“RPC”), Akari’s majority shareholder, and are recognized on the balance sheet at their fair value, with changes in the fair value accounted for in the Statements of Comprehensive Loss and included in changes in fair value of option/warrant liabilities gain/(loss).

6

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2017

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of September 30, 2017 and December 31, 2016.

Short-Term Investments – Short-term investments consist of certificates of deposit that are expected to be converted into cash within one year. The Company had no short-term investments as of September 30, 2017.

Restricted Cash – Restricted cash is collateral for a letter of credit related to the Company’s office lease.

Prepaid Expenses and Other Current Assets – Prepaid expenses and other current assets consist principally of VAT receivables and prepaid expenses.

Property and Equipment, net – Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers, peripheral, and scientific equipment	3
Office furniture and equipment	3

Depreciation expense for the three and nine months ended September 30, 2017 and 2016 was $9,565 and $9,674 and $30,609 and $26,931, respectively.

Long-Lived Assets – The Company reviews all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

Patent Acquisition Costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. Amortization of patent acquisition costs for the three and nine months ended September 30, 2017 and 2016 was $779 and $758 and $2,288 and $1,531, respectively.

Accrued Expenses – As part of the process of preparing the Condensed Consolidated Financial Statements, it requires the estimate of accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s Condensed Consolidated Financial Statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials and professional service fees. In connection with these service fees, the Company’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. In the event that the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, the Company’s reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to the Company’s judgment. The Company makes these judgments based upon the facts and circumstances known to it in accordance with U.S. GAAP.

Research and Development Expenses – Costs associated with research and development are expensed as incurred. Research and development expenses include, among other costs, personnel expenses, costs incurred by outside laboratories, manufacturers’ and other accredited facilities in connection with clinical trials and preclinical studies. Research and development expense for the three and nine months ended September 30, 2017 and 2016 was $6,382,542 and $3,793,834 and $16,167,426 and $10,736,482, respectively. The Company accounts for research and development tax credits at the time its realization becomes probable.

7

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2017

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Stock-Based Compensation Expense – Stock-based compensation expense is recorded using the fair-value based method for all awards granted. Compensation costs for stock options and awards is recorded in earnings (loss) over the requisite service period based on the fair value of those options and awards. For employees, fair value is estimated at the grant date and for non-employees fair value is re-measured at each reporting date as required by ASC 718, “Compensation-Stock Compensation,” and ASC 505-50, “Equity-Based Payments to Non-Employees.” Fair values of awards granted under the share option plans are estimated using a Black-Scholes option pricing model. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables. The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company remeasures liability-classified awards to fair value at each balance sheet date until the award is settled. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at that time. The Company charges (or credits) the change in the liability amount from one balance sheet date to another to changes in fair value of option/warrant liabilities gain/(loss).

Concentration of Credit Risk – Financial instruments that subject the Company to credit risk consist of cash and cash equivalents. The Company maintains cash and cash equivalents with well-capitalized financial institutions. At times, those amounts may exceed insured limits. The Company has no significant concentrations of credit risk.

Income Taxes – The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carry forwards, and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized.  The Company has recorded a full valuation allowance on its deferred tax assets as of September 30, 2017 and December 31, 2016.

Uncertain Tax Positions – The Company follows the provisions of ASC 740 “Accounting for Uncertainty in Income Taxes”, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 “Accounting for Uncertainty in Income Taxes,” an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as income tax expense. As of September 30, 2017 and December 31, 2016, the Company had no uncertain tax positions.

Comprehensive Loss – Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

The following table provides details with respect to changes in accumulated other comprehensive gain/(loss), which is comprised of foreign currency translation adjustments, as presented in the balance sheet at September 30, 2017:

Balance January 1, 2017	$(280,097)

Net current period foreign currency translation loss	(8,302)

Balance September 30, 2017	$(288,399)

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. On July 9, 2015, the FASB voted to defer the effective date by one year to December 15, 2017 for interim and annual reporting periods beginning after that date.  Early adoption of ASU 2014-09 is permitted but not before the original effective date (annual periods beginning after December 15, 2016). When effective, ASU 2014-09 prescribes either of the following transition methods: (i) a full retrospective approach reflecting the

8

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2017

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

application of the standard in each prior reporting period with the option to elect certain practical expedients; or (ii) a modified retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures).  The Company does not believe the adoption of this standard will have a material impact on its financial position, results of operations or related financial statement disclosures.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (ASU 2016-02”). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of its pending adoption of the new standard on the Consolidated Financial Statements.

NOTE 3 – Fair Value Measurements

Fair Value of Financial Instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, short-term investments, restricted cash, accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, “Fair Value Measurements and Disclosures” establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 –	quoted prices in active markets for identical assets or liabilities;

Level 2 –	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 –	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Liabilities measured at fair value on a recurring basis are as follows:

	September 30, 2017		December 31, 2016		Fair
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Value Levels
Liability related to RPC options	$6,652,803	$6,652,803	$7,627,970	$7,627,970	3
Liability related to warrants	-	-	34,838	34,838	3
	$6,652,803	$6,652,803	$7,662,808	$7,662,808

9

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2017

(in U.S. Dollars)

NOTE 3 – Fair Value Measurements (cont.)

In accordance with ASC No. 820, the Company measures its liabilities related to options and warrants on a recurring basis at fair value. The liabilities related to options and warrants are classified within Level 3 fair value hierarchy because the liabilities are based on present value calculations and external valuation models whose inputs include market interest rates, estimated operational capitalization rates, volatilities and illiquidity. Unobservable inputs used in these models are significant.

Upon completion of the acquisition of Volution on September 18, 2015, the Company assumed certain warrants that were issued in connection with several private placements by the Company and certain investors where it sold Ordinary Shares and warrants. Some of the issued warrants contain non-standard anti-dilution terms and accordingly are recorded as liabilities.

The following represents assets and recorded at carrying value which equals fair value:

	September 30, 2017		December 31, 2016
	Carrying Amount $	Fair Value $	Carrying Amount $	Fair Value $	Fair Value Levels	Reference
Cash and cash equivalents	20,973,940	20,973,940	34,098,812	34,098,812	1	Note 2
Short-term investment	-	-	10,021,963	10,021,963	1	Note 2
Restricted cash	142,218	142,218	142,168	142,168	1	Note 2

Warrants to purchase 5,806,280 Ordinary Shares had full ratchet anti-dilution protection (which would be triggered by a share or warrant issuance at less than $0.18945 price share or exercise price per share). As of September 30, 2017 and December 31, 2016, the fair value of the warrants was $0 and $34,838, respectively. The net change in fair value of $34,838 (gain) was recognized as change in fair value of option and warrant liabilities gain/(loss) in the Company’s Condensed Consolidated Statements of Comprehensive Loss for the nine months ended September 30, 2017. The warrants expired on April 4, 2017.

The Company accounts for the liability warrants issued in accordance with ASC 815, “Derivatives and Hedging” as a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company’s Condensed Consolidated Statements of Comprehensive Loss as a change in fair value of option/warrant liabilities gain/(loss).

In June 2015, the Company raised short-term working capital in the form of loans from shareholders of approximately $3 million with the loans carrying with it, options in RPC, equivalent to 15% of the current outstanding equity issued by RPC. RPC is a private company that is a majority shareholder of the Company. The RPC options were accounted for in accordance with ASC 718, “Compensation – Stock Compensation”. The fair value of the RPC options is estimated using the fair value of Akari Ordinary Shares times RPC’s ownership in Akari Ordinary Shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. The exact terms of these options have not been finalized.

The fair value of the RPC options was $6,652,803 and $7,627,970 as of September 30, 2017 and December 31, 2016, respectively. The fair value of the RPC options for the nine months ended September 30, 2017 decreased by $975,167 and the change which represents a gain was recognized as change in fair value of option/warrant liabilities gain/(loss) in the Condensed Consolidated Statements of Comprehensive Loss. The Company accounts for the RPC options as a liability in accordance with ASC 815-40-25, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and ASC 815-40-15, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.”

10

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2017

(in U.S. Dollars)

NOTE 3 – Fair Value Measurements (cont.)

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following instruments as of the following dates:

	September 30,	December 31,
	2017	2016
Warrants	$-	$34,838
RPC options	6,652,803	7,627,970
Liabilities related to stock options and warrants	$6,652,803	$7,662,808

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of liabilities related to stock options and warrants
Balance at December 31, 2016	$7,662,808

Changes in values of liabilities related to options and warrants	(1,010,005)

Balance at September 30, 2017	$6,652,803

NOTE 4 – Shareholders’ Equity

Share Capital – On July 14, 2017, the Company effectively increased its authorized share capital from 5,000,000,000 Ordinary Shares to 10,000,000,000 Ordinary Shares and had 1,177,693,393 Ordinary Shares outstanding at September 30, 2017 and 1,177,693,383 at December 31, 2016.

On June 26, 2017, previously issued Deferred B Shares and Deferred C Shares were converted into 10 Ordinary Shares.

Share option plan – In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”) the number of shares that may be issued upon exercise of options under the Plan, shall not exceed 141,142,420 Ordinary Shares. At September 30, 2017, 45,180,422 Ordinary Shares are available for future issuance under the Plan. The option plan is administered by the Company’s board of directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s Ordinary Shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

11

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2017

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

The following is a summary of the Company’s share option activity and related information for employees and directors for the nine months ended September 30, 2017:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding as of January 1, 2017	79,372,198	$0.29		8.7	$-
Changes during the period:
Granted	50,050,000	$0.05	$0.03
Forfeited	(33,460,200)	$0.36	$0.22
Options outstanding at September 30, 2017	95,961,998	$0.14		9.1	$996,351
Exercisable options at September 30, 2017	26,828,794	$0.25		8.3	$-

The following is a summary of the Company’s non-vested share options at September 30, 2017 and changes during the nine months ended September 30, 2017:

	Number of shares	Weighted average grant date fair value

Non-vested options at January 1, 2017	53,885,712	$0.24
Options granted	50,050,000	$0.03
Options vested	(14,297,695)	$0.14
Non-vested options forfeited	(20,504,813)	$0.21
Non-vested at September 30, 2017	69,133,204	$0.11

The Company accounts for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognize such amounts, upon vesting, in general administrative and research and development expenses within its Condensed Consolidated Statements of Comprehensive Loss. The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognize compensation expense in its Condensed Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which it expects the awards to vest.

The Company estimates the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which is calculated based on the historical volatility of peer companies. The Company uses a risk-free interest rate, based on the U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given its limited history with share option grants and exercises, the Company uses the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for its grants.

The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company remeasures liability-classified awards to fair value at each balance sheet date until the award is settled. The Company measures equity-classified awards at their grant date fair value and do not subsequently remeasure them. The Company has classified its stock-based payments which are settled in common stock as equity-classified awards and share-based payments that are settled in cash as liability-

12

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2017

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amounts from one balance sheet date to another to compensation expense. Below are the assumptions used for the options granted during the nine months ended September 30, 2017 and 2016:

	September 30, 2017	September 30, 2016
Expected dividend yield	0%	0%
Expected volatility	78.77%-79.89%	74.18%-80.71%
Risk-free interest	1.21%-2.02%	1.03%-1.52%
Expected life	5.5-6.25 years	5.5-6.25 years

The following is a summary of the Company’s share options granted separated into ranges of exercise price:

Exercise price (range) ($)	Options outstanding at September 30, 2017	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable at September 30, 2017	Remaining contractual life (years for exercisable options)	Weighted average exercise price ($)
0.036-0.19	74,363,351	9.42	0.08	15,400,053	8.59	0.15
0.32	21,053,647	7.97	0.32	10,833,741	7.97	0.32
0.60-0.75	170,000	6.52	0.69	170,000	6.52	0.69
1.56	175,000	4.51	1.56	175,000	4.51	1.56
2.00	200,000	5.98	2.00	200,000	5.98	2.00
	95,961,998			26,828,794

During the three and nine months ended September 30, 2017 and September 30, 2016, the Company recorded approximately $481,000 and $1,023,000 and $2,229,000 and $2,645,000, respectively, in stock-based compensation. At September 30, 2017, there was approximately $4,471,000 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s share option plans which the Company expects to recognize over 2.5 years.

Warrants to service providers and investors – The warrants outstanding as of September 30, 2017, classified as equity, were issued in connection with several private placements of the Company are as follows:

Grant date	Number of warrants	Exercise Price	Expiration date
2012 warrants	465,930	$ 2.00	November 30, 2017
2013 warrants	399,160	$ 2.00	January 16, 2018 - September 17, 2018
	865,090

During the nine months ended September 30, 2017, 917,156 warrants to purchase Ordinary Shares expired.

NOTE 5 – Related Party Transactions

Office Lease – A non-employee director of the Company is also the CEO of The Doctors Laboratory (“TDL”).  The Company leases its UK office space from TDL and has incurred expenses of approximately $33,000 and $35,000 and $100,000 and $109,000 plus VAT during the three and nine months ended September 30, 2017 and 2016, respectively.

13

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2017

(in U.S. Dollars)

NOTE 6 – Loss Per Share

Basic loss per Ordinary Share is computed by dividing net loss available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted loss per common share is computed by dividing net loss available to ordinary shareholders by the sum of (1) the weighted-average number of Ordinary Shares outstanding during the period, (2) the dilutive effect of the assumed exercise of share options using the treasury stock method, and (3) the dilutive effect of other potentially dilutive securities.

The following is the calculation of the basic and diluted weighted average share for the three and nine months September 30, 2017 and 2016, respectively:

	Three Months Ended September 30,		Nine Months Ended September 30,
Loss per share	2017	2016	2017	2016
Company posted	Net loss	Net loss	Net loss	Net loss
Basic weighted average shares outstanding	1,177,693,393	1,177,693,383	1,177,693,386	1,177,693,383
Dilutive effect of Ordinary Share equivalents	None	None	None	None
Dilutive weighted average shares outstanding	1,177,693,393	1,177,693,383	1,177,693,386	1,177,693,383
Loss per common share (basic and diluted)	$0.01	$0.00	$0.02	$0.01

For purposes of the diluted net loss per share calculation, share options and warrants are considered to be potentially dilutive securities and are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the periods presented due to the Company’s net loss position.

The following table shows the number of share equivalents that were excluded from the computation of diluted loss per share for the respective periods because the effect would have been anti-dilutive:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Total share options	95,961,998	76,772,198	95,961,998	76,772,198
Total warrants-equity classified	865,090	1,782,246	865,090	1,782,246
Total warrants-liability classified	-	5,806,280	-	5,806,280
Total share options and warrants	96,827,088	84,360,724	96,827,088	84,360,724

NOTE 7 – Contingencies

On May 12, 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, its former Chief Executive Officer and our Chief Financial Officer. The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, or the Exchange Act, based primarily on the Company’s press releases or statements issued between April 24, 2017 and May 11, 2017 concerning the Phase II PNH trial of Coversin and the Edison Report about the Company and actions taken by it after the report was issued.  The purported class covers the period from March 30, 2017 to May 11, 2017.  The complaint seeks unspecified damages and costs and fees.  On May 19, 2017, an almost identical class action complaint captioned Shamoon v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03783) was filed in the same court.  On July 11-12, 2017, candidates to be lead plaintiff filed motions to consolidate the cases and appoint a lead plaintiff.  On August 10, 2017, the court issued a stipulated order:  (i) consolidating the class actions under the caption In re: Akari Therapeutics, PLC Securities Litigation (Case 1:17-cv-03577); (ii) ordering plaintiffs to file and serve a consolidated amended complaint within 60 days after the appointment of lead plaintiff and lead plaintiff’s counsel; and (iii) ordering defendants to move, answer, otherwise respond to the consolidated amended complaint within 45 days of being served with it. By order dated September 7, 2017, the court appointed lead plaintiffs for the class and lead plaintiffs’ counsel. On November 6, 2017, lead plaintiffs filed a consolidated amended complaint (the “CAC”).  While the CAC contains similar substantive allegations to the initial complaints, it adds two additional defendants, Ray Prudo and Edison Investment Research Ltd., and the purported class period was changed to April 24, 2017 through May 30, 2017. The Company’s response to the CAC is due to be filed on December 21, 2017. The Company intends to vigorously defend itself against this lawsuit.  At this time, the Company is unable to estimate the ultimate outcome of this legal matter and its impact on the Company.

14

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2017

(in U.S. Dollars)

NOTE 8 – Subsequent Events

On October 20, 2017, the Company sold an aggregate of 3,480,000 ADSs representing 348,000,000 Ordinary Shares for gross proceeds of $17.4 million.

15